CLETHA A. WALSTRAND

Attorney at Law

1322 West Pachua Circle

Ivins, UT  84738

Office: 435-688-7317 Fax: 435-688-7318

cwalstrand@networld.com

June 26, 2007

Ms. Mellissa Duru

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:

Transact Energy, Corp.

Amendment No. 2 to Registration Statement on Form SB-2

Filed December 29, 2006

File No. 333-139746

Dear Ms. Duru:

Transact Energy Corp., (the “Company”), has received your comment letter dated March 9, 2007, (“comment letter”) pertaining to the above referenced amended registration statement on Form SB-2  (the “Registration Statement”).  Amendment No. 3 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

General

1.

In accordance with the requirements of Regulations C and S-T, please ensure that marked copies of the amended registration statement are provided to the Staff and filed on EDGAR at the time of each amendment. In this regard, we note that no marked version accompanied the filing of Amendment No. 2 to the registration statement.

RESPONSE:

We apologize for our clerical error.  Please note we have filed a marked copy and are including a marked and clean copy in this correspondence for your review.

2.

Please update your financial statements and related disclosure in accordance with Item 310 of Regulation S-B.

RESPONSE:

We have updated our financial statements accordingly.

3.

Please confirm that no compensation has been paid to directors or officers as of the fiscal year ended 12-31-06.

RESPONSE:

We reconfirm that no compensation has been paid to directors or officers as of the fiscal year ended 12-31-06.

If you require any further information or have any questions, please notify me directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law